Filed Pursuant to Rule 433

Registration Statement No. 333-151351

PRESS RELEASE	FOR IMMEDIATE RELEASE

June 27, 2008

Uruguay Announces Results of its US Offer

Montevideo, Uruguay: The Republic of Uruguay, in accordance with the schedule of its offer launched on June 24, 2008 to holders in the United States (the “US Offer”) of 14 series of outstanding foreign currency external bonds of Uruguay (the “Eligible Bonds”) to exchange those bonds for U.S. Dollar 7.625% Bonds due 2036 (the “2036 Global Bonds”) to be issued by the Republic of Uruguay upon settlement of the transaction, announced today the following:

A.	U.S.$/EUR spot exchange rate today at 11:00 a.m. NYC time: U.S.$ 1.575 per EUR 1
B.	All series of Eligible Bonds were accepted in the US Offer and concurrent exchange offers.
C.

For each series of Eligible Bonds, the reference rate and purchase price as of today at 11:00 a.m. NYC time, and the preliminary aggregate principal amount accepted in the US Offer and concurrent international exchange offer (the “Preliminary Amount Accepted”), as set forth in the table below:

Eligible Bonds	Reference Rate (%)	Purchase Price (per 1,000)	Preliminary Amount Accepted
EUR Bonds
7.000% Bonds due 2011	5.129	EUR 1,039.20	EUR 332,000
7.000% Bonds due 2012	5.171	EUR 1,030.74	EUR 3,239,620
USD Bonds
7.875% Bonds due 2008	2.944	USD 1,016.33	USD 137,500
7.875% Bonds due 2009	3.306	USD 1,029.29	USD 60,000
7.250% Bonds due 2009	3.349	USD 1,028.23	0
8.750% Bonds due 2010	3.538	USD 1,090.42	0
7.250% Bonds due 2011	3.770	USD 1,075.02	USD 11,559.711
8.375% Bonds due 2011	3.962	USD 1,118.29	USD 1,565,800
7.625% Bonds due 2012	4.035	USD 1,101.39	USD 150,000
7.000% Bonds due 2013	4.252	USD 1,085.24	USD 464,854
7.875% Bonds due 2014	4.374	USD 1,134.55	USD 1,198,886
7.250% Bonds due 2014	4.387	USD 1,104.98	USD 726,618
7.500% Bonds due 2015	4.473	USD 1,126.92	USD 100,523,907
8.750% Bonds due 2015	4.499	USD 1,201.64	USD 3,397,868

D.	For the 2036 Global Bonds

Reopening benchmark rate: 5.018%

Reopening Price: U.S.$1,029.65 per U.S.$1,000

Preliminary aggregate amount to be issued in the US Offer and concurrent exchange offers: U.S.$123,975,000

E.

The preliminary aggregate principal amount tendered for cash by "cash eligible holders" in the US Offer and concurrent offers was U.S.$10,359,830 of U.S.$ denominated Eligible Bonds and EUR 546,100 of EUR denominated Eligible Bonds.

Information regarding the US Offer is described in a Prospectus dated June 20, 2008 and a Prospectus Supplement dated June 24, 2008, that have been filed with the U.S. Securities and Exchange Commission.

The US Offer expired on June 26, 2008, at 5.00 p.m., New York time. Settlement is currently expected to take place on July 10, 2008.

Citigroup Global Markets Inc. acts as Dealer Manager for the US Offer, Citibank N.A. as Exchange Agent and Global Bondholder Services as Information Agent.

The US Offer is being made pursuant to the Prospectus Supplement and the Prospectus, which are available on the SEC website at:

http://www.sec.gov/Archives/edgar/data/102385/000095012308007171/c73700e424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

Uruguay has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents Uruguay has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Uruguay or the information agent will arrange to send you the Prospectus, the Prospectus Supplement and any other prospectus supplement for this offering if you request it by calling Global Bondholder Services Corporation at 1-212-925-1630.

This announcement is not an offer or a solicitation of offers to exchange any securities. The US Offer is being made solely by the Prospectus Supplement and Prospectus referred to above. The distribution of materials relating to the US Offer, and the transactions contemplated by the US Offer, may be restricted by law in certain jurisdictions. If materials relating to the US Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the US Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where such offer or solicitation is not permitted by law.

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